UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NUMBER THREE
TO
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CHDT CORP.
(formerly “China Direct Trading Corp.”)
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

12541A 108 (formerly, 16938E 10 2)
(CUSIP Number)

Howard Ullman, Chief Executive Officer and President
CHDT CORP.
350 Jim Moran Blvd.
Suite 120
Deerfield Beach, Florida 33442
(954) 252-3440

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 12541A 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Howard Ullman, the Chairman of the Board and principal beneficial owner of the shares of Common Stock, $0.0001 par value, and series B convertible preferred stock, $0.10 par value, of the Issuer.

2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): Not Applicable.

5.	Check ☐ if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With

7.	Sole Voting Power:	290,769,536	(Common Stock, $0.0001 par value
1,106,738 shares of non-voting series B preferred stock, $0.10 par value, converts to 73,044,708 shares of Common Stock, $0.0001 par value

8.	Shared Voting Power: None

9.	Sole Dispositive Power: 290,769,536 shares of Common
Stock, $0.0001 par value. Reporting Person also owns 1,106,738 shares of Series B Convertible Preferred Stock, $0.10 par value, which converts to 73,044,708 shares of Common Stock, $0.0001 par value.

10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by each Reporting Person:

12.	Check ☐ if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11):
50% (Common Stock, $0.0001 par value).
14.	Type of Reporting Person (See Instruction): IN

ITEM 1. SECURITY AND ISSUER

This Schedule 13D Amendment Number Three, relates to shares of the common stock, $0.0001 par value, (“common stock”) of CHDT Corp. (formerly, “China Direct Trading Corporation”) (the “Issuer”) a Florida corporation, and shares of Series B Convertible preferred Stock, $0.10 par value, (“series B preferred stock”). The principal executive offices of the Company are located at 350 Jim Moran Blvd., #120, Deerfield Beach, Florida 33442, located Broward County.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Amendment Number Three, is being filed by Howard Ullman (the “Reporting Person”). The Reporting Person is the Chairman of the Board and former Chief Executive Officer and President of Issuer.  He is also principal beneficial owner of the issuer’s common stock and series B preferred stock. The series B preferred stock has no voting rights, but converts upon demand of the owner to shares of common stock at the ratio of one share of series B preferred stock for 66 shares of common stock. Each share of common stock has one vote on all matters presented or requiring shareholder approval.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 2, 2007, the reporting person converted $1,000,000 principal amount promissory notes into 545,455 shares of series B preferred stock.  The conversion was done to eliminate long-term debt for the Issuer, which is seeking to improve its balance sheet in order to attract bank financing for its critical STP-branded product line marketing campaign and product production. The $1,000,000 in principal amount of promissory notes represents money loaned by the Reporting Person for working capital and acquisitions.

ITEM 4. PURPOSE OF TRANSACTION

The conversion was done to eliminate long-term debt for the Issuer, which is seeking to improve its balance sheet in order to attract bank financing for its critical STP-branded product line marketing campaign and product production.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

a. As of November 2, 2007 and a result of the transaction referenced in Item 4, the Reporting Person’s beneficial ownership of the common stock of the Issuer is 290,769,536 representing 50% of the Issuer’s 582,244,176 99/100 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D, Amendment Number Three.

With the issuance of the 545,455 shares of series B preferred stock, the Reporting Person beneficially owns 1,106,738 shares of the series B preferred stock, which constitutes % of the issued and outstanding shares.  The series B preferred stock can be converted upon demand of the owner.  With a conversion ratio of one share of series preferred stock for 66 shares of common stock, the reporting person would own 363,814,244 shares of common stock, which would represent 55.5% of then-outstanding shares of common stock (based on 655,288,885 shares of common stock outstanding upon issuance of 73,044,708 of shares of common stock to the reporting person upon conversion of the 1,106,738 shares of series B preferred stock.

Reporting Person has acquired and intends to hold his shares of Common Stock for investment purposes.  He may sell shares of Common Stock from time to time to finance personal expenditures or pay personal debts and such sales may occur under Rule 144 of the Securities Act of 1933, as amended, or in negotiated private transactions.

c. Not applicable.
d. Not applicable.
e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reporting Person has loaned money to the Issuer from time to time to pay for Issuer’s working capital or acquisitions.  The loans have been evidenced by promissory notes.  On November 2, 2007, the Issuer and Reporting Person converted $1 million principal amount of those promissory notes to 545,455 shares of series B preferred stock.  The conversion was done at the request of the Issuer who is trying to eliminate long term debt from the balance sheet in order to attract bank financing for its STP-branded product marketing campaign and product production.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Certificate of Designation for Series B Preferred Stock, $0.10 par value, of CHDT Corp.

SIGNATURE

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Howard Ullman
Howard Ullman
Dated:  November 5, 2007